SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.     )*

Quantum Materials Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74766A106

(CUSIP Number)

W.C. Carson

Carson Diversified Investments, LP

P. O. Box 666

San Marcos, TX 78667

Telephone Number: 512-392-3322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74766A106	SCHEDULE 13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS W. C. Carson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 27,839,500*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 27,839,500*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 27,839,500*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.35%**
14.	TYPE OF REPORTING PERSON IN

*	Includes 8,333,334 shares of common stock into which outstanding debentures owned by Carson Haysco Holdings, LP and Carson Diversified Investments, LP are convertible. W.C. Carson owns 100% of Carson Diversified GP, LLC, a Texas limited liability company that is the general partner of each of Carson Haysco Holdings, LP and Carson Diversified Investments, LP.
**	The number of outstanding shares used for the calculation of the percent of class includes (i) 325,013,789 shares of Common Stock outstanding as of September 19, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2016 and filed September 23, 2016, and (ii) 8,333,334 shares issuable pursuant to the convertible debentures.

CUSIP No. 74766A106	SCHEDULE 13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Carson Diversified GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 27,839,500*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 27,839,500*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 27,839,500*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.35%**
14.	TYPE OF REPORTING PERSON OO

*	Includes 8,333,334 shares of common stock into which outstanding debentures owned by Carson Haysco Holdings, LP and Carson Diversified Investments, LP are convertible. W.C. Carson owns 100% of Carson Diversified GP, LLC, a Texas limited liability company that is the general partner of each of Carson Haysco Holdings, LP and Carson Diversified Investments, LP.
**	The number of outstanding shares used for the calculation of the percent of class includes (i) 325,013,789 shares of Common Stock outstanding as of September 19, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2016 and filed September 23, 2016, and (ii) 8,333,334 shares issuable pursuant to the convertible debentures.

CUSIP No. 74766A106	SCHEDULE 13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Carson Haysco Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,919,750*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,919,750*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 13,919,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.23%**
14.	TYPE OF REPORTING PERSON PN

*	Includes 4,166,667 shares of common stock into which an outstanding debentures owned by Carson Haysco Holdings, LP are convertible. W.C. Carson owns 100% of Carson Diversified GP, LLC, a Texas limited liability company that is the general partner of Carson Haysco Holdings, LP.
**	The number of outstanding shares used for the calculation of the percent of class includes (i) 325,013,789 shares of Common Stock outstanding as of September 19, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2016 and filed September 23, 2016, and (ii) 4,166,667 shares issuable pursuant to the convertible debentures owned by Carson Haysco Holdings, LP and Carson Diversified Investments, LP.

CUSIP No. 74766A106	SCHEDULE 13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Carson Diversified Investments, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,919,750*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,919,750*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 13,919,750*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.23%**
14.	TYPE OF REPORTING PERSON PN

*	Includes 4,166,667 shares of common stock into which an outstanding debentures owned by Carson Diversified Investments, LP are convertible. W.C. Carson owns 100% of Carson Diversified GP, LLC, a Texas limited liability company that is the general partner of Carson Diversified Investments, LP.
**	The number of outstanding shares used for the calculation of the percent of class includes (i) 325,013,789 shares of Common Stock outstanding as of September 19, 2016, as reported in the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2016 and filed September 23, 2016, and (ii) 4,166,667 shares issuable pursuant to the convertible debentures owned by Carson Haysco Holdings, LP and Carson Diversified Investments, LP.

CUSIP No. 74766A106	SCHEDULE 13D	Page 6 of 11 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (“Common Stock”), of Quantum Materials Corp. (the “Issuer”). The address of the principal executive office of the Issuer is located at 3055 Hunter Road, San Marcos, Texas 78666.

Item 2.	Identity and Background.

The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons”) are Carson Haysco Holdings, LP, which is a Texas limited partnership (“CHH”), Carson Diversified Investments, LP, which is a Texas limited partnership (“CDI” and together with CHH, the “Carson Investors”), Carson Diversified GP, LLC, which is a Texas limited liability company (the “General Partner”), and W.C. Carson (“Mr. Carson”), who is a United States citizen.

CHH beneficially owns 13,919,750 shares of Common Stock of the Issuer, of which 4,166,667 shares are subject to a convertible debenture and CDI beneficially owns 13,919,750 shares of Common Stock of the Issuer, of which 4,166,667 shares are subject to a convertible debenture. Carson Diversified GP, LLC is the general partner of each of CHH and CDI. Mr. Carson owns 100% of the ownership interest in the General Partner. As a result, the General Partner and Mr. Carson may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be an indirect beneficial owner of all of the Common Stock directly held by each of CHH and CDI

The address of the principal business and principal office of the Reporting Persons is P.O. Box 666, San Marcos, TX 78667. Each of CHH and CDI is primarily engaged in the business of making investments in other persons. Carson Diversified GP, LLC’s primary business is to serve as the general partner of each of CHH and CDI and as the general partner of other affiliated investment partnerships. The principal occupation of Mr. Carson is real estate investor.

In the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 74766A106	SCHEDULE 13D	Page 7 of 11 Pages

Pursuant to Rule 13d-4 of the Exchange Act, each Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission that such person is, for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person, except that Mr. Carson, as a limited partner of CDI, may be viewed as the beneficial owner of 49.5% of the securities owned by CDI.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds used in making the purchase of the securities subject to this Schedule 13D was the working capital of each of Carson Haysco Holdings, LP and Carson Diversified Investments, LP, and the amount of the funds used for the purchase of the securities is more fully described in Item 5.

Item 4.	Purpose of Transaction.

The Reporting Persons currently hold the shares of Common Stock reported on hereunder for investment purposes. Other than the conversion of the outstanding debentures, the Reporting Persons currently have no plans or proposals that relate or would result in any of the actions set forth in parts (a) through (j) of Item 4.

However, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, in the future, take actions with respect to the shares of Common Stock which they hold as they deem appropriate, including without limitation, purchasing additional securities of the Issuer or selling its Common Stock, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.

As of the date of the filing of this Statement on Schedule 13D, CHH is the beneficial owner of 13,919,750 shares of the Common Stock of the Issuer, which shares represent approximately 4.23% of the

CUSIP No. 74766A106	SCHEDULE 13D	Page 8 of 11 Pages

issued and outstanding Common Stock of the Issuer. Of such shares beneficially owned, 4,166,667 shares are issuable upon conversion of a debenture held by such Reporting Person as more fully described below.

As of the date of the filing of this Statement on Schedule 13D, CDI is the beneficial owner of 13,919,750 shares of the Common Stock of the Issuer, which shares represent approximately 4.23% of the issued and outstanding Common Stock of the Issuer. Of such shares beneficially owned, 4,166,667 shares are issuable upon conversion of a debenture held by such Reporting Person as more fully described below.

Carson Diversified GP, LLC is the general partner of each of CHH and CDI. Mr. Carson is the beneficial owner of 100% of the ownership interests in the General Partner. Each of the General Partner and Mr. Carson may be deemed to be the indirect beneficial owner of the aggregate 27,839,500 shares of Common Stock of the Issuer held by each of CHH and CDI, which shares represent approximately 8.35% of the issued and outstanding Common Stock of the Issuer. Accordingly, the General Partner and Mr. Carson have the shared power to vote and the shared power to direct the disposition of all of these shares of Common Stock.

Pursuant to a Subscription Agreement, dated January 31, 2014, by and among the Issuer and the Carson Investors (the “Subscription Agreement”), the Issuer initially issued to the Carson Investors convertible debentures, designated “Phase 1 Convertible Debentures” in the amount of $400,000 in the aggregate ($200,000 each) at a conversion price of $.04 per share, together with warrants, designated “Phase 1 Warrants” to purchase an aggregate of 5,000,000 shares of the Company’s Common Stock (2,500,000 shares each), at an exercise price of $.06 per share, exercisable at any time through the close of business on December 31, 2016. Additionally, pursuant to the Subscription Agreement, the Issuer granted to the Carson Investors an option to purchase up to $650,000 additional principal amount of convertible debentures, designated “Phase 2 Convertible Debentures” which would be convertible into 10,833,333 shares of Common Stock at a conversion price of $0.06 per share, together with warrants, designated “Phase 2 Warrants” to purchase an aggregate of 8,125,000 shares of the Company’s Common Stock at an exercise price of $.06 per share.

CUSIP No. 74766A106	SCHEDULE 13D	Page 9 of 11 Pages

On January 15, 2015, the Subscription Agreement was amended and restated pursuant to an Amended and Restated Subscription Agreement (the “Restated Subscription Agreement”) so as to amend certain provisions of the Phase 1 and Phase 2 Convertible Debentures. Contemporaneously with entering into the Restated Subscription Agreement, (i) the Carson Investors converted the Phase 1 Convertible Debentures and were issued an aggregate of 10,000,000 shares of Common Stock in consideration for the principal and an aggregate of 756,166 shares of Common Stock in consideration for accrued interest and in lieu of interest payments and (ii) the Carson Investors purchased an aggregate of $500,000 of the Phase 2 Convertible Debentures and were granted Phase 2 Warrants covering an aggregate of 6,250,000 shares of Common Stock at an exercise price of $0.06 per share, exercisable through the close of business on January 15, 2017. The Carson Investors have the option under the Restated Subscription Agreement to purchase the remaining $150,000 of Phase 2 Convertible Debentures if requested by the Issuer, although there are no current plans to make such purchase.

Pursuant to an Agreement (the “2016 Agreement”), dated October 10, 2016, by and among the Issuer and the Carson Investors, (i) the Carson Investors exercised Phase 1 Warrants covering an aggregate 2,500,000 shares of Common Stock (1,250,000 shares each), in consideration for the termination and cancellation of the Phase 1 Warrants covering the remaining 2,500,000 shares of Common Stock; (ii) the Carson Investors exercised the Phase 2 Warrants covering an aggregate of 6,250,000 shares of Common Stock (3,125,000 shares each) for an aggregate exercise price of $375,000 ($0.06 per share), and (iii) the parties agreed to extend the maturity date of the Phase 2 Convertible Debentures from January 15, 2017 to January 15, 2018. The Phase 2 Convertible Debentures are convertible into 8,333,334 shares of Common Stock.

After giving effect to the transactions under the Subscription Agreement, the Restated Subscription Agreement, and the 2016 Agreement, each Carson Investor beneficially owns, as of the date

CUSIP No. 74766A106	SCHEDULE 13D	Page 10 of 11 Pages

hereof, 13,919,750 shares of Common Stock (27,839,500 shares in the aggregate), which includes 4,166,667 shares of Common Stock (8,333,334 shares in the aggregate) issuable upon conversion of the Phase 2 Convertible Debentures.

Except for the consummations of the transactions under the 2016 Agreement, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Restated Subscription Agreement, the Carson Investors have the right, but not the obligation, to appoint one director to the Issuer’s Board of Directors.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, dated as of October 14, 2016 (filed herewith)

2.	Amended and Restated Subscription Agreement, dated as of January 15, 2015, by and between the Issuer, Carson Haysco Holdings, LP and Carson Diversified Investments, LP (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Issuer filed October 14, 2016).

3.	Agreement, dated October 10, 2016, by and among Quantum Materials Corp., Carson Haysco Holdings, LP, and Carson Diversified Investments, LP. (incorporated by reference to Exhibit 10.2 to the Form 8-K of the Issuer filed October 14, 2016)

CUSIP No. 74766A106	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2016

CARSON HAYSCO HOLDINGS, LP
a Texas limited partnership

By:	Carson Diversified GP, LLC
a Texas limited liability company
Its:	General Partner

By:	/s/ W.C. Carson
W.C. Carson, Manager

CARSON DIVERSIFIED INVESTMENTS, LP a Texas limited partnership

By:	Carson Diversified GP, LLC
a Texas limited liability company
Its:	General Partner

By:	/s/ W.C. Carson
W.C. Carson, Manager

CARSON DIVERSIFIED GP, LLC

By:	/s/ W.C. Carson
W.C. Carson, Manager

/s/ W.C. Carson
W.C. Carson